December 12, 2018
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Frank Knapp, Melissa Kindelan

RE:     Avid Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 8, 2018
File No. 001-36254

Ladies and Gentlemen:

On behalf of Avid Technology, Inc. (“Avid” or the “Company”), we are responding to the comment made by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated November 29, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018.

For ease of reference in this letter, the Staff's comment appears in italics directly above the Company’s response.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Note 9. Revenue , page 14

1.
Please tell us and disclose the transaction price allocated to the performance obligations that are unsatisfied as of September 30, 2018 and explain when you expect to recognize such amount. Refer to ASC 606-10-50-13. This would appear to include amounts referred to as Other Backlog as provided in the Form 8-K furnished on November 11, 2018. If you are applying the practical expedient in 606-10-50-14 please tell us and disclose. Refer to 606-10-50-15.

Response:

We respectfully acknowledge the Staff’s comment and appreciate the staff’s question on how new required ASC 606 disclosures for unsatisfied performance obligations relate to backlog disclosures that have been required and presented historically. As discussed in greater detail below, the primary reason “Other Backlog” is not disclosed as an unsatisfied performance obligation is due to a difference between the definition of backlog used by Avid for purposes of the disclosures contemplated by item 101(c)(1)(viii) of Regulation S-K and the definition of a contract under ASC 606, in each case when applied to Avid’s long-term contracts.

Avid defines backlog as firm orders received and includes both (i) orders where the customer has paid in advance of our performance obligations being fulfilled and (ii) orders for future product deliveries or services that have not yet been invoiced by us.

Avid sells many of its products and services through indirect sales channels that include independent distributors, value-added resellers, dealers and retailers (hereinafter referred to as “Channel Partners”). Avid routinely enters into long-term agreements whereby Channel Partners commit to minimum purchases over a period of time in exchange for favorable pricing. Strategic purchase agreements (“SPA’s”) of this nature are non-cancellable (other than breach by Avid) and Avid has enforceable rights to pursue all cash flows due under these contracts. Avid includes the aggregate minimum purchase commitments under these SPA’s in backlog in the Company’s annual report on Form 10-K on page 41. While SPA’s specify minimum purchases, they do not specify which individual products or services the Channel Partner must purchase to fulfil these commitments and the customer must submit individual purchase orders each quarter to specify the actual products and services desired. As a result, when considering criterion b of the step 1 requirement of a contract under ASC 606-10-25-1, an SPA agreement by itself does not meet the definition of a contract since Avid cannot “identify each party’s rights regarding the goods or services to be transferred.”

The Company’s disclosure of the transaction price allocated to unsatisfied performance obligations at September 30, 2018 (page 17, Note 9 of our Q3 2018 10-Q) included only those amounts that represent contract liabilities included in deferred revenue. Approximately $60 million of the “Other Backlog” disclosed as of September 30, 2018 (Exhibit 99.1 of the Form 8-K furnished on November 14, 2018), which was not included in deferred revenue at September 30, 2018, does come from agreements that meet the ASC 606-10-25-1 definition of a contract and therefore would include transaction price allocated to unsatisfied performance obligations that require disclosure under ASC 606-10-50-13a. Although management considered including these unsatisfied performance obligations in its disclosure upon the adoption of ASC 606, it concluded that such disclosure was not material. In considering materiality from both a quantitative and qualitative perspective, and in light of other information disclosed elsewhere, management noted (i) the $60 million is expected to be recognized over approximately eight years in roughly equal installments, representing only about 1% of expected revenue in each respective future period, (ii) such remaining performance obligations are consistent with future cash payments due from customers (i.e. Avid has not received significant upfront payments in advance of delivery which would be of interest to financial statement users), and (iii) our disclosure of backlog (Exhibit 99.1 of the Form 8-K furnished on November 14, 2018) provides a more comprehensive depiction of expected revenue in future periods for all contractual commitments from customers in place as of September 30, 2018.

The Company’s Annual Report on Form 10-K for the year ending December 31, 2018 will be its first 10-K that will include backlog disclosures in accordance with Regulation S-K since the adoption of ASC 606. In this upcoming Form 10-K, management intends to supplement the description of the company’s backlog to ensure financial statement users understand the conditions of SPA’s that cause such contracts to not meet the definition of a contract under GAAP. In addition, with backlog now better defined in the context of ASC 606, management will include the transaction price allocated to unsatisfied performance obligations from all contracts with customers (regardless of whether such amounts are included in deferred revenue) in its revenue recognition footnote of the financial statements prospectively in its next Form 10-K.

We hope that the foregoing has been responsive to the Staff’s comment. Should the Staff have additional questions or comments relating to any of the foregoing, please do not hesitate to contact the undersigned at 978-640 3271.

Sincerely,

/s/ Kenneth Gayron
Kenneth Gayron
EVP and Chief Financial Officer